11-25-2003

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23769 |

**FACING PAGE**

**Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 9/28/02 (MM/DD/YY) AND ENDING 9/26/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

iCapital Markets LLC

OFFICIAL USE ONLY



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha (City) Nebraska (State) 68127-1031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. MacDonald (402) 331-7856
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John R. MacDonald swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iCapital Markets LLC ____________, as of September 26, 2003, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Name

Chief Financial Officer

Title

Notary Public


GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

This report** contains (check all applicable boxes): (1)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1)-iCapital Markets LLC filed a Form X-17A-5 Part IIA Withdrawl 17a-5(b) on August 18, 2003. iCapital Markets LLC therefore did not file a X-17A-5 Part IIA for the period ending September 26, 2003.

# *iCapital Markets LLC*



PROCESSING
NOV 2 5 2003
WASH. D.C.
SECTION


*Financial Statements, Supplemental Schedule and Supplemental Report on Internal Control for the Year Ended September 26, 2003 and Independent Auditors' Report*

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

iCapital Markets LLC
Omaha, Nebraska

We have audited the following financial statements of iCapital Markets LLC (the "Company") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 26, 2003, and for the year then ended:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of iCapital Markets LLC at September 26, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



November 18, 2003
Omaha, Nebraska

Deloitte
Touche
Tohmatsu

# iCAPITAL MARKETS LLC
## (An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

## STATEMENT OF FINANCIAL CONDITION
## AS OF SEPTEMBER 26, 2003

### ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 866,228 |
| Receivable from Affiliates | 52,474 |
| Deferred Income Taxes | 11,392 |
| Other Assets | 12,802 |
| Total Assets | $ 942,896 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable and Accrued Liabilities | $ 854,364 |
| Payable to Affiliates | 32,177 |
| Total Liabilities | 886,541 |
| Member's Equity | 56,355 |
| Total Liabilities and Member's Equity | $ 942,896 |

See notes to financial statements.

# iCAPITAL MARKETS LLC

## (An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED SEPTEMBER 26, 2003

| | |
|---|---|
| Operating Revenues: | |
| Commissions | $ 793,460 |
| Other income | 6,054,514 |
| Total Revenues | 6,847,974 |
| Operating Expenses: | |
| Affiliate administrative allocations | 2,302,366 |
| Communication and data processing | 360,768 |
| Compensation and benefits | 22,297 |
| Occupancy and equipment costs | 290,117 |
| Professional services | 1,945,605 |
| Provision for bad debts | 816,774 |
| Other | 2,359,425 |
| Total Operating Expenses | 8,097,352 |
| Loss From Operations | (1,249,378) |
| Income Tax (Benefit) Expense | |
| Current | (770,643) |
| Deferred | 260,380 |
| | (510,263) |
| Net Loss | $ (739,115) |

See notes to financial statements.

# iCAPITAL MARKETS LLC
## (An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

### STATEMENT OF CHANGES IN MEMBER'S EQUITY
### FOR THE YEAR ENDED SEPTEMBER 26, 2003

| | |
|---|---|
| Balance, September 28, 2002 | $6,381,070 |
| Member's Withdrawals | (5,585,600) |
| Net Loss | (739,115) |
| Balance, September 26, 2003 | $ 56,355 |

See notes to financial statements.

# iCAPITAL MARKETS LLC
## (An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED SEPTEMBER 26, 2003

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net Loss | $ (739,115) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | |
| Deferred income taxes | 260,380 |
| Changes in operating assets and liabilities: | |
| Receivables from brokers, dealers, and clearing organizations | 901,977 |
| Receivables from customers and correspondents | 917,491 |
| Prepaid expenses | 18,191 |
| Other assets | 572,797 |
| Payable to brokers, dealers, and clearing organizations | (955,316) |
| Accounts payable and accrued liabilities | (2,388,124) |
| Net Cash Flows from Operating Activities | (1,411,719) |
| Cash Flows from Financing Activities: | |
| Member's withdrawals | (5,585,600) |
| Net Cash Flows from Financing Activities | (5,585,600) |
| Net Decrease in Cash and Cash Equivalents | (6,997,319) |
| Cash and Cash Equivalents at Beginning of Year | 7,863,547 |
| Cash and Cash Equivalents at End of Year | $ 866,228 |

See notes to financial statements.

# iCAPITAL MARKETS LLC
## (An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED SEPTEMBER 26, 2003

### 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

iCapital Markets LLC (the "Company"), is a wholly-owned subsidiary of Datek Online Holdings Corporation (the "Parent Company"), which is a wholly-owned subsidiary of Ameritrade Holding Corporation ("Ameritrade") and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The Company is engaged in a variety of businesses including trade execution services and software servicing.

The Company reports on a fifty-two/fifty-three week year. The fiscal year ended September 26, 2003 contained fifty-two weeks.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 26, 2003 or during the year then ended.

The Company earned transaction revenue from routing customer orders to electronic communication networks and other broker-dealers. The Company earned software service fees from certain broker-dealers' usage of the Company's proprietary software, The Watcher Plus System, which facilitated trade execution. Revenue was recorded on a trade date basis.

The Company considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company considers the amounts presented for financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

The results of operations of the Company are included in the consolidated income tax return of Ameritrade filed on a calendar year basis. As a single member limited liability company ("LLC"), the Company is treated as a branch for tax purposes. Under the terms of the tax sharing agreement with Ameritrade, the Company is allocated a provision for income taxes based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated tax return are credited to the Company on a pro rata basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise primarily from accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 2. NET CAPITAL

The Corporation filed a Form X-17A-5 Part IIA Withdrawl 17a-5(b) with the Securities Exchange Commission on August 18, 2003. At August 18, 2003, the Company had net capital and a net capital requirement of $4,627,704 and $250,000, respectively. Subsequent to August 18, 2003, the Corporation ceased filing periodic Form X-17A-5 reports with the Securities Exchange Commission and was no longer a registered broker and dealer in securities.

## 3. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) plan (the "Plan"), under which the Company makes discretionary contributions. There was no expense relating to contributions under the Plan for the year ended September 26, 2003.

The Company's employees participate in Ameritrade's stock option and incentive plans. The Company generally recognizes no compensation relating to the plans.

## 4. COMMITMENTS AND CONTINGENCIES

The Company is a party to a number of legal matters arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses regarding each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations or its financial position.

The Company leases certain equipment and facilities through an affiliated company on a month-to-month basis. Rent expense for the year ended September 26, 2003 was $290,117.

## 5. RELATED PARTY TRANSACTIONS

The following related party transaction was included in the accompanying financial statements for the year ended September 26, 2003:

| | |
|---|---|
| Other revenues | $(1,898,429) |
| | |
| Administrative expense allocation | $ 1,715,158 |
| Telecom expense allocation | 585,653 |
| Other allocations | 1,555 |
| | $ 2,302,366 |

The administrative charges vary with the level of the Company's operations.

The Company's common stock has been pledged as collateral on Ameritrade's revolving line of credit.

## INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

iCapital Markets LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of iCapital Markets LLC (the "Company") for the year ended September 26, 2003 (on which we issued our report dated November 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 26, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 18, 2003
Omaha, Nebraska